1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sheila Stout

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2
File No. 333-196096

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 7, 2014. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Company’s registration statement on Form N-2 (the “Registration Statement”). In addition to the responses set forth below, the Company has attached to this letter marked copies of its financial statements for review by the Staff.

1.

Please revise Comment 2 from the August 6, 2014, correspondence filing to state: Please explain why organization costs are reflected in the Statement of Operations and the Statement of Changes in Net Assets and the accounting treatment of such organizational costs.

Response: The Company acknowledges the revised comment and submits the following revised response:

Consistent with this comment and discussions with the Staff, the Company has revised its financial statements such that the full amount of organization and offering expenses incurred by the Advisor on behalf of the Company are no longer reflected in the May 31, 2014 Statement of Operations and the Statement of Changes in Net Assets.

United States Securities and Exchange Commission August 7, 2014 Page 2

The Company has also enhanced the discussion regarding the reimbursement of organization and offering costs in Note 2.

2.

Please revise the last sentence to the response to Comment 3 from the August 6, 2014, correspondence filing to clarify, consistent with the financial statements, that the Company is only currently responsible for $2,000 of organization expenses, not $2,000 of organization and offering expenses.

Response: Consistent with this comment, the Company submits the following revised response to Comment 3 from its August 6, 2014, correspondence filing:

The Company has not recorded as an expense on the financial statements the full amount of the organization and offering expenses incurred by the Advisor because any reimbursements for organization and offering expenses paid by the Advisor on behalf of the Company are limited to 1% of total proceeds raised and are not due and payable to the Advisor to the extent they exceed that amount. As the Company had only raised $200,000 as of the date of the financial statements, the Company is only currently responsible for $2,000 of organization costs.

Parenthetically, in the “Commitments and Contingencies” line, the Company has noted the full amount of organization and offering expenses paid by the Advisor on behalf of the Company (less the $2,000 discussed above) and provided an explanation in Note 2 that these costs may be reimbursed to the Advisor in the future depending on the amount of total proceeds raised.

3.	On the Balance Sheet, please move the “Commitments and contingencies” line item below “Total Liabilities.”

Response: The Company has made the requested revision.

4.

In Note 2, please revise the first sentence under “Organization Costs” to clarify that organization expenses will be incurred by the Company as the Company raises proceeds, not as incurred, consistent with the limitation on the reimbursement of organization and offering expense to the Advisor based on 1% of total proceeds raised.

Response: The Company has revised Note 2 consistent with this comment.

5.

In Note 2, under “Organization Costs” and “Offering Costs,” please revise the disclosure to clarify that organization expenses and offering costs in excess of 1% have been incurred by the Advisor and not the Company. In this regard, confirm that the discussion in Note 2 is consistent with the discussion in Note 3 which states that the “[t]he Advisor and its affiliates may incur and pay costs and fees on behalf of the Company.”

Response: Consistent with this comment, the Company has revised Note 2 to include the following two sentences:

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1)	For the period from September 30, 2013 (Inception) to May 31, 2014, the Advisor incurred and paid organization costs of $32,942 on behalf of the Company.

2)	For the period from September 30, 2013 (Inception) to May 31, 2014, the Advisor incurred and paid offering costs of $165,175 on behalf of the Company.

With the revisions to Note 2, the Company believes that Note 2 and Note 3 are now consistent.

6.

Please confirm that the Advisor’s ability to recoup fees waived or expenses reimbursed pursuant to the “Expense Limitation” referenced in Note 3 will be limited to three years from the time of the waiver or reimbursement.

Response: Consistent with footnote 8 to the fee table in the Registration Statement, the Company confirms that the Advisor’s ability to recoup fees waived or expenses reimbursed pursuant to the Expense Limitation referenced in Note 3 will be limited to three years from the time of the waiver or reimbursement.

For your reference, the relevant disclosure from footnote 8 to the fee table in the Registration Statement is reproduced below:

“Any fees waived or expenses reimbursed by NexPoint Advisors pursuant to the expense limitation agreement are subject to possible recoupment by NexPoint Advisors within three years. The recoupment by NexPoint Advisors will be limited to the amount of previously waived fees or reimbursed expenses and cannot cause our expenses to exceed any expense limitation in place at the time of recoupment.”

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

United States Securities and Exchange Commission August 7, 2014 Page 4

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc: Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.